UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 11, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Delta Apparel, Inc.

File No. 001-15583 - CF#33266

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Delta Apparel, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on August 28, 2009 and to Forms 8-K filed on October 25, 2011 and March 14, 2013.

Based on representations by Delta Apparel, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.7.1	10-K	August 28, 2009	through December 31, 2018
10.1	8-K	October 25, 2011	through December 31, 2018
10.1	8-K	March 14, 2013	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary